Exhibit 99.1

LightInTheBox to Hold 2021 Annual General Meeting on December 27, 2021

Beijing, China, November 1, 2021 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced it will hold its 2021 annual general meeting of shareholders at Floor 5, Building 2, No. 399, Shengxia Road, Pudong New Area, 201203, Shanghai, China on December 27, 2021 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 17, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Owners and holders of the Company’s ADSs on the Record Date are welcome to attend the AGM in person with valid proof of identification and ADS ownership as of the close of business on the Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed on the Company’s website at http://ir.lightinthebox.com, as well as on the SEC's website at http://www.sec.gov. Shareholders may request a hard copy of the Company's annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com